13013107

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Processing Section
2 6 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 2 6 2013
Washington DC
400

SEC FILE NUMBER
8- 36005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Soloway & Co

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6801 SW 101 Street
(No. and Street)

Miami	FL	33156
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry Solowey 305-668-3389
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas F Walsh CPA PA
(Name – *if individual, state last, first, middle name*)

2899 West Prospect Rd, Suite G	Fort Lauderdale	FL	33309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/5/13 KW 3/4

OATH OR AFFIRMATION

I, Barry Solowey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Solowey & Co., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARISOL PEREZ VELASCO
Notary Public - State of Florida
My Comm. Expires Jan 26, 2014
Commission # DD 953871
Bonded Through National Notary Assn.

Signature

Partner
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BARRY AND SHERRY SOLOWEY

D/B/A SOLOWEY AND CO.

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

CONTENTS

Thomas F Walsh CPA PA
2899 Ist Prospect Road
Ft. Lauderdale, FL 33309

954 514-7119 email: tom@tfwcpa.com

Member Florida Institute of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

Barry Solowey, Partner
Solowey and Co.
Miami, Florida

I have audited the accompanying statement of assets, liabilities and partners' capital of Solowey and Co. as of December 31, 2012 and 2011 and the related statements of income and partners' capital, changes in liabilities subordinated to claims of general creditors, and cash flow for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Solowey and Co. as of December 31, 2012 and 2011 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America and applied on a consistent basis.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages nine to fourteen is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Thomas F Walsh CPA PA

January 30, 2013

BARRY AND SHERRY SOLOWEY
D/B/A SOLOWEY AND CO.

STATEMENT OF ASSETS, LIABILITIES AND PARTNERS CAPITAL

DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS		
CURRENT ASSETS:		
Cash	$ 603,678	$ 618,328
Investments at market value	$ 6,980	$ -
Prepaid expenses	1,916	2,664
Total current assets	612,574	620,992
FURNITURE AND EQUIPMENT AT COST:		
Furniture and equipment	41,562	41,562
Less accumulated depreciation	41,562	41,562
Net furniture and equipment	-	-
TOTAL ASSETS	$ 612,574	$ 620,992
LIABILITIES AND PARTNERS EQUITY		
CURRENT LIABILITIES:		
Accounts Payable and Accrued Expenses	$ 4,961	$ 4,062
Total current liabilities	4,961	4,062
PARTNERS EQUITY:		
Partners capital	607,613	616,930
Total partners equity	607,613	616,930
TOTAL LIABILITIES AND PARTNERS EQUITY	612,574	620,992

The accompanying notes are an integral part of these financial statements.

BARRY AND SHERRY SOLOWEY
DIB/A SOLOWEY AND CO.

STATEMENT OF INCOME AND PARTNERS CAPITAL

FOR THE YEARS ENDED DECEMBER 31. 2012 AND 2011

	2012	2011
REVENUES:		
Trading income	$ (35,850)	$ (35,632)
Other income	887	1,169
Total revenue	(34,963)	(34,463)
EXPENSES:		
Floor brokerage and clearing fees	22,122	18,285
Office rent	40,400	35,400
Insurance	11,307	33,970
Dues and subscriptions	9,295	13,224
Other expenses	89,230	66,569
Total expenses	172,354	167,448
INCOME BEFORE TAXES	(207,317)	(201,911)
PROVISION FOR INCOME TAXES	-	-
NET INCOME	(207,317)	(201,911)
CAPITAL - Beginning of year	616,930	622,841
TOTAL	409,613	420,930
CAPITAL CONTRIBUTIONS	208,000	226,000
TOTAL	617,613	646,930
LESS PARTNERS DISTRIBUTIONS	10,000	30,000
CAPITAL - End of year	607,613	616,930

The accompanying notes are an integral part of these financial statements.

BARRY AND SHERRY SOLOWEY
D/B/A SOLOWEY AND CO.

STATEMENT OF CASH FLOW

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2012	2011
Cash Flow From Operating Activities:		
Net income	(207,317)	(201,911)
Adjustment to reconcile net income to net cash provided by (used in) operating activities:		
(Increase) decrease in accounts prepaid	748	
(Increase) decrease in securities	(6,980)	
(Decrease) increase in accounts payable	899	
Net cash flow provided by operating activites	(212,650)	(201,911)
Cash Flow From Investing Activities:		
Purchase of furniture and equipment	-	-
Net cash flow provided by (used in) investing activities	-	-
Cash Flow From Financing Activities:		
Capital contributed net of (distributions)	198,000	196,000
Net cash flow provided by (used in) financing activities	198,000	196,000
Net Increase (Decrease) In Cash	(14,650)	(5,911)
Cash At Beginning of Year	618,328	624,239
Cash At End of Year	603,678	618,328

The accompanying notes are an integral part of these financial statements.

BARRY AND SHERRY SOLOWEY
D/B/A SOLOWEY AND CO.

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

SUBORDINATED LIABILITIES AT JANUARY 1, 2011	**0**
Changes during the year	0
SUBORDINATED LIABILITIES AT DECEMBER 31, 2011	**0**
Changes during the year	0
SUBORDINATED LIABILITIES AT DECEMBER 31, 2012	0

The accompanying notes are an integral part of these financial statements.

BARRY AND SHERRY SOLOWEY

D/B/A SOLOWEY AND CO.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

NOTE 1 - BUSINESS AND ORGANIZATION

The Company was formed as a partnership on August 1, 1976 to engage in the business of acting as brokers and dealers and of buying, selling, trading, holding and otherwise dealing in stocks, bonds and other securities. The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority, or FINRA.

The Company acts as an introducing broker through a clearing arrangement with a broker-dealer on a fully disclosed basis. The clearing broker provides clearing services, handles funds of the Company's customers, holds securities, and remits activity statements to the customers.

The Company self clears all firm trades through the National Securities Clearing Corp. (NSCC).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

RECOGNITION OF COMMISSION INCOME - Both firm and customer's securities transactions are recorded on a trade date basis with related commission income and expenses recorded on a trade date basis.

MARKET - The Company earns the majority of its revenue by trading for its own account

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

CASH EQUIVALENTS - For purposes of the statement of cash flow, the Company considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents.

The Company maintains $179,395 of its cash with two banks which is protected by the Federal Deposit Insurance Corporation but the remainder of the cash, or $424,282, is not protected as a broker dealer in securities by SIPC, the Securities Investor Protection, or the FDIC.

FAIR VALUE MEASUREMENT - Under FASB ASC 820, Fair Value Measurements and Disclosures, fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The Company has determined that there was no material difference between the carrying value and the fair value of its financial assets and liabilities as at December 31, 2012 and therefore no adjustment for the effect of FASB ASC 820 was made to the Association's financial statements as at December 31, 2012.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities & Exchange Commission's uniform Net Capital Rule (Rule 15c 3-1) which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one net capital and the related net capital ratio fluctuates on a daily basis; however, as of December 31, 2012 and 2011 the net capital ratio was 0.010 and 0.007 to 1 and net capital was $ 602,017 and $ 614,266 which exceeded the minimum net capital requirement by $ 502,017 and $ 514,216.

NOTE 4 – CASH

Included in cash are $90,129 and $90,129 in interest-earning deposits retained by the clearing broker-dealers to offset unsecured customer debits for the years ended December 31, 2012 and 2011, respectively.

NOTE 5 - INCOME TAXES

The Company, as a partnership, passes through all the net income to the partners who pay personal income tax on the income of the Company. Therefore, there is no provision for income taxes in the Company.

NOTE 6 — COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company has paid $ 40,400 and $ 36,400 in office rent to the partners in 2012 and 2011.

NOTE 7 — SUBSEQUENT EVENTS

Subsequent events have been considered through the date of the report

BARRY AND SHERRY SOLOWEY
D/B/A SOLOWEY AND CO.

SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5

AS OF DECEMBER 31, 2012 AND 2011

	2012	2011
COMPUTATION OF NET CAPITAL		
Total Partners Equity	$ 607,613	$ 616,930
Deductions and/or charges:		
Nonallowable assets:		
Security haircuts	(3,680)	
Prepaid expenses	(1,916)	(2,664)
Net Capital	$ 602,017	$ 614,266
Net Capital Required (gerater of a. or b.)	$ 100,000	$ 100,000
a. Minimum captial required (6 2/3% of aggregate indebtedness)	$ 331	$ 271
b. Minimum dollar of net capital required	$ 100,000	$ 100,000
Excess net capital	$ 502,017	$ 514,266
Total aggregate indebtedness	$ 4,961	$ 4,062
Ratio of aggregate indebtedness to net capital	0.0099	0.0079

BARRY AND SHERRY SOLOWEY
D/B/A SOLOWEY AND CO.

SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5 (CONTINUED)

AS OF DECEMBER 31, 2012 AND 2011

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

	2012	2011
The adjustments which reconcile the net capital as shown on the FOCUS Report	$ 606,977	$ 614,266
Decrease in net capital due to increase in accounts payable	(4,960)	
Net capital per report	$ 602,017	$ 614,266

EXEMPTIVE PROVISION UNDER RULE 15c3-3

With respect to the Computation for Determination of Reserve Requirements and Information relating to the Possession or Control Requirements under Rule 15c3-3, Solowey and Co. qualifies for exemption under subparagraph (K)(2)(ii) of the Rule.

Thomas F Walsh CPA PA
2899 Ist Prospect Road
Ft. Lauderdale, FL 33309
954 514-7119 email: tom@tfwcpa.com
Member Florida Institute of Certified Public Accountants

INDEPENDENT ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Partners
Solowey and Co.
Miami, Florida

I have examined the financial statements of Solowey and Co. for the year ended December 31, 2012 and have issued my report thereon, dated January 30, 2013. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities Exchange Act of 1934. This study and evaluation included, in the accounting system, the procedures for safeguarding securities and the practices and procedures followed by the Company in making the periodic computations of net capital under Rule 17a-3(a)(11). Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. The purposes of my study and evaluation were to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements and to provide a basis of reporting material weaknesses in internal accounting control under Rule 17a-5. My study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

I have found that, with respect to Rule 15c3-3, the Company does not obtain and maintain physical possession or control of any fully paid or excess margin securities of customers.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

INDEPENDENT ACCOUNTANT'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

(CONTINUED)

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation, described in the first paragraph, would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of the Company taken as a whole. However, my study and evaluation disclosed no condition that I believe to be a material weakness.

This report is intended solely for the use of management, the Securities & Exchange Commission, and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

Thomas F Walsh CPA PA

January 30, 2013

Phone Number 954 514-7119 Thomas F Walsh CPA PA FAX Number 954 320-7965

Thomas F Walsh CPA PA
2899 Ist Prospect Road
Ft. Lauderdale, FL 33309
954 514-7119 email: tom@tfwcpa.com
Member Florida Institute of Certified Public Accountants

Independent Accountants' Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

Partners
Solowey and Co.
Miami, FL

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Solowey and Co. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Solowey and Co.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Solowey and Co.'s management is responsible for the Solowey and Co.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2012 with the amounts reported in Form SIPC-7 for the period from January 1, 2012 to December 31, 2012 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed

Phone Number 954 514-7119 Thomas F Walsh CPA PA FAX Number 954 320-7965

additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Thomas F Walsh CPA, P. A.

Certified Public Accountant
January 30, 2013

Phone Number 954 514-7119 Thomas F Walsh CPA PA FAX Number 954 320-7965